Exhibit 21

Exhibit 21 – Subsidiaries of Quality Products, Inc.

Subsidiary Name	State of Incorporation	Business Name

QPI Multipress, Inc.	Ohio	QPI Multipress, Inc.

Columbus Jack Corporation	Ohio	Columbus Jack Corporation

A-1 Specialty & Gov’t. Packaging, Inc.	Ohio	A-1 Specialty & Gov’t. Packaging, Inc.

American Liberty Mining Corp. (non-operating)	Nevada	American Liberty Mining Corp.